EXHIBIT 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 25-8	August 28, 2025

Trading Symbol: TSX Venture-CANX

For Further Information Contact:	Shane Ebert at 1.250.964.2699 or
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.canexmetals.ca

CANEX FILES OFFER AND TAKE-OVER BID CIRCULAR FOR GOLD BASIN

AND FORMALLY COMMENCES TAKE-OVER BID

•	Offer provides significant upfront premium and credible path to liquidity for Gold Basin shareholders

•	Approximately 18% of Gold Basin shares have already committed to support the Offer; remaining Gold Basin shareholders are urged to join them today

•	Gold Basin shareholders with questions should contact Laurel Hill Advisory Group, the information agent in connection with the Offer, by telephone at 1-877-452-7184, (1-416-304-0211 for collect calls outside North America), or by email at assistance@laurelhill.com.

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is pleased to announce that it has formally commenced its offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Gold Basin Shares”) of Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX) by way of a take-over bid on Thursday, August 28, 2025. CANEX and Gold Basin are arms’-length parties.

The notice and advertisement of the Offer appears in the Thursday, August 28, 2025 edition of The National Post. The offer to purchase and take-over bid circular (the “Offer and Circular”) and related documents (collectively, the “Offer Documents”) have been filed with the applicable securities regulatory authorities in Canada and will be filed with the U.S. Securities and Exchange Commission in the United States.

The Offer Documents will be mailed to the securityholders of Gold Basin in the coming days. The Offer Documents are also available under Gold Basin’s profile on SEDAR+ at www.sedarplus.com and on CANEX’s website at www.canexmetals.ca.

About the Offer

The Offer provides Gold Basin shareholders with 0.592 of a common share in the capital of CANEX (each whole share, a “CANEX Share” and, collectively, the “CANEX Shares”) in exchange for each Gold Basin Share held by such shareholders (the “Offer Consideration”). The Offer provides an up-front premium to Gold Basin shareholders and the ability to be part of a consolidated oxide gold district managed by an efficient and professional exploration team with a strong shareholder base and provides a compelling opportunity for liquidity and value for Gold Basin shareholders compared to the status quo.

CANEX initially intended to formally commence the Offer on or around July 9, 2025 as disclosed in its news release dated June 9, 2025; however, the initial targeted timeline was delayed due to: (i) CANEX’s desire to first receive the order of the British Columbia Securities Commission (the “BCSC”) partially revoking the Cease Trade Order (as defined below) imposed on Gold Basin, in respect of the Offer and certain related transactions (the “Partial Revocation Order”), which order was issued to CANEX on August 18, 2025, a copy of which is reproduced in its entirety in Appendix D of the Offer and Circular; and (ii) the failure of Gold Basin to provide its shareholders list as required by applicable securities laws. The revised offer reflects CANEX’s June 26th oversubscribed $1.3 million financing and strong market performance over the past few months and represents a $1.16 million increase in consideration to Gold Basin Shareholders compared to the June 9, 2025 indicated offer value, with a lower exchange ratio reflecting the significant increase in CANEX’s market capitalization. New high priority geophysical targets generated from an induced polarization geophysical survey recently completed over the Louise Copper-Gold Porphyry Project, as disclosed in CANEX’s news release dated July 31, 2025, contributed to strong market performance by CANEX Shares in early August 2025.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON DECEMBER 12, 2025 UNLESS THE OFFER IS EXTENDED, ACCELERATED OR WITHDRAWN.

Reasons to Accept the Offer

CANEX believes that the Offer provides a number of compelling benefits for Gold Basin shareholders that Gold Basin cannot achieve on a standalone basis, including:

Significant Upfront Premium to Gold Basin Shareholders. The Offer represents a 24.2% premium to the 30-day volume weighted average price of the Gold Basin Shares prior to the Cease Trade Order, based on the 30-day volume weighted average price of the CANEX Shares as of August 27.

Consolidation of Gold Districts and Near-Term Exploration and Expansion. The Offer consolidates an advanced oxide gold exploration camp in Mojave County, Arizona hosting multiple zones of gold mineralization with strong drill results across an eight kilometre by eight kilometre area, opening up potential near-term exploration on favourable targets, which are fully permitted for near-term drill testing and expansion.

Diversification. The Offer will provide Gold Basin shareholders not only with exposure to a consolidated gold district in Mojave County, Arizona, but also to CANEX’s Louise Copper-Gold Porphyry Project in British Columbia. On July 31, 2025, CANEX announced results from an induced polarization geophysical survey which identified a new and previously unknown chargeability target two kilometres west of the historic Louise deposit and a steeply dipping zone of high chargeability below and to the north of the historic Louise deposit.

Liquidity. The Offer will provide Gold Basin shareholders with a more liquid investment. The TSX Venture Exchange (the “TSXV”) has conditionally approved the listing of the CANEX Shares offered to Gold Basin shareholders pursuant to the Offer on the TSXV. Listing will be subject to CANEX fulfilling all of the applicable listing requirements of the TSXV. By contrast, trading in Gold Basin Shares is restricted. On May 6, 2025, the BCSC imposed a cease trade order against the Gold Basin Shares (the “Cease Trade Order”). The next day, Canadian Investment Regulatory Organization (“CIRO”) imposed a halt in trading of the Gold Basin Shares on the TSXV (the “Halt”). Gold Basin has yet to provide its shareholders with any estimate of when a revocation of the Cease Trade Order and the Halt can be expected, if at all.

CANEX’s Highly Focused, Professional and Cost-Effective Management Team. The Offer places the consolidated district under CANEX’s highly focused, professional and cost-effective management team, which will provide superior operational and governance oversight.

Extreme Risk and Prejudice to Gold Basin Shareholders under the Status Quo. Gold Basin shareholders face extreme risk and prejudice to their investment if the board of directors and management team of Gold Basin continue to pursue their current course of conduct, including:

•	Negative Shareholder Return. The board and management of Gold Basin generated negative total shareholder returns of -43.75% in the year prior to the Cease Trade Order. Comparatively, CANEX (+50.00%), the TSX Global Gold Index (+63.16%) and the S&P/TSX Venture Gold (Sub Industry) Index (+79.36%) all achieved significant positive returns for investors in the year since August 27, 2024.

•	Loss of Liquidity. On May 6, 2025, the BCSC imposed the Cease Trade Order against the Gold Basin Shares in response to Gold Basin’s failure to file its annual audited financial statements and annual management’s discussion and analysis for the period ended December 31, 2024 and its certifications of annual filings for the year ended December 31, 2024. The next day, CIRO imposed the Halt in trading of the Gold Basin Shares on the TSXV. Notwithstanding this loss of liquidity for Gold Basin shareholders, Gold Basin has yet to provide any explanation for its failure to comply with its disclosure obligations under securities laws and stock exchange requirements or any estimate of when a revocation of the Cease Trade Order and the Halt can be expected, if at all. Moreover, Gold Basin’s transfer agent, TSX Trust Company, terminated their relationship with Gold Basin effective June 30, 2025, demonstrating that shareholders of Gold Basin are unlikely to regain liquidity and the ability to sell their Gold Basin Shares in the near term if they do not tender such Gold Basin Shares to the Offer.

•	Failure in Basic Financial Reporting. Gold Basin is in default of its continuous disclosure obligations under securities laws in Alberta, British Columbia, and Ontario for, inter alia, failure to file its annual audited financial statements and annual management’s discussion and analysis for the period ended December 31, 2024 and its certifications of annual filings for the year ended December 31, 2024, as well as its interim unaudited financial statements and interim management’s discussion and analysis for the period ended March 31, 2025.

•	Self-Dealing Transactions. Faced with strong shareholder support for a transaction with CANEX, the board and management of Gold Basin responded by transferring opportunities and assets to related parties. On March 28, 2025, eight days following the public announcement of an unsolicited offer by Mayfair Acquisition Corp. to acquire Gold Basin (the “Mayfair Offer”), Helix Resources Limited (“Helix”), an Australian Securities Exchange listed company, announced in a press release that it had entered into conditional binding letter agreements with Centric Minerals Management (USA) Inc. and White Hills Exploration LLC to acquire the White Hills farm-in agreement and the associated private mineral claims and leases, which directly adjoins Gold Basin’s Gold Basin Project in Mojave County, Arizona (the “White Hills Project”). The beneficial owners of the vendors of the White Hills Project were Charles Straw, who is the President, interim Chief Executive Officer and a director of Gold Basin, and Calvin Heron, Gold Basin’s former consulting geologist and project manager. Helix’s press release discloses that the vendors will receive A$200,000 in cash and A$1.3 million in Helix shares in connection with these agreements, representing approximately 16.25% of Helix’s issued and outstanding share capital. Michael Povey is currently the Executive Chairman of Helix. Povey was the former Chief Executive Officer and a former director of Gold Basin – he resigned from these roles on January 9, 2023, and was re-appointed as a director of Gold Basin on March 8, 2024, before he again resigned on October 25, 2024. According to latest public disclosure records available, Povey remains engaged as a technical advisor of Gold Basin. It is not clear when Straw and Heron acquired the White Hills Project, but the White Hills Project was referenced in a November 2, 2022 press release of Gold Basin as containing 12 exploration targets of interest to Gold Basin.

On April 28, 2025, one month following announcement of the Mayfair Offer, Gold Basin announced that it had executed a binding farm-in agreement (the “Helix Farm-In Agreement”) granting Helix the right to earn up to 40% of the Gold Basin Project and acquire a 1% net smelter royalty over the Gold Basin Project in consideration for the issuance of 150 million Helix shares, which are subject to escrow restrictions (the “Helix Transaction”). Gold Basin has provided no evidence to shareholders that the consideration offered in the Helix Transaction is fair or reasonable. Equally concerning, Gold Basin neither publicly disclosed the related party nature of the Helix Transaction nor filed a material change report in respect of the Helix Transaction or a copy of the Helix Farm-In Agreement as required under securities law. In addition, Gold Basin has not sought shareholder approval of the Helix Transaction. By conveying a material asset of Gold Basin to a related party in the face of a take-over bid, the Helix Transaction also clearly constitutes an improper defensive tactic in contravention of National Policy 62-202 – Take-Over Bids – Defensive Tactics.

•	Disenfranchisement of Gold Basin Shareholders’ Voting Rights: Gold Basin held its last annual general meeting on May 29, 2024 and under the Business Corporations Act (British Columbia) (the “BCBCA”) must hold its 2025 annual general meeting within 15 months (i.e., by August 28, 2025). Gold Basin has failed to give notice to its shareholders or file proxy materials within the time frames set out under both applicable securities laws and the BCBCA for an annual general meeting to be held by August 28, 2025, demonstrating Gold Basin’s intention not to hold an annual general meeting as required under the BCBCA, denying its shareholders their right to vote and entrenching a grossly underperforming Gold Basin board and management team.

•	Risk of Insolvency. Gold Basin has repeatedly failed to pay critical suppliers over the last year, indicating a high risk of insolvency. Gold Basin reported that, subsequent to the period ended September 30, 2024, it has been named as a defendant in a lawsuit commenced in the Superior Court of Arizona in Maricopa County by Harris Exploration Drilling & Associates in respect of a claim for outstanding payments of USD $285,193. On April 1, 2025, Gold Basin’s former Chief Financial Officer, Corporate Secretary and a former director, Mark Lotz, filed a notice of civil claim against Gold Basin for breach of a debt settlement agreement relating to $62,757.53 for unpaid directors fees. On May 28, 2025, Gold Basin’s auditors, Manning Elliott LLP, filed a notice of civil claim against Gold Basin for unpaid fees for accounting services of $77,065.14. TSX Trust Company terminated their registrar and transfer agency services for Gold Basin effective June 30, 2025. Further, based on a corporate search of Gold Basin with the British Columbia Registry Services conducted on August 27, 2025, it was determined that Gold Basin is not in good standing and that no annual report had been filed since November 24, 2022. Under the Business Corporations Act (British Columbia), if a company fails to file its annual reports or other required documents for two consecutive years it may be struck by the Registrar of Companies from the British Columbia Corporate Registry, dissolved and cease existence as a corporation.

•	History of Suspensions and Delisting. Gold Basin is not the first public company associated with its current and former management and directors to face stock exchange and securities regulatory sanctions. Povey served as Chairman[1], and Straw served as a technical consultant[2], of Silver Metal Group Limited (formerly Thomson Resources Limited) (“Silver Metal”). Silver Metal was delisted from the Australian Stock Exchange on March 10, 2025 due to a continuous two-year suspension from trading[3]. The Cease Trade Order and halt in Gold Basin’s trading seems to be part of a continuing pattern of behavior by Povey and Straw.

1 As disclosed in various announcements of Silver Metal that were approved by Povey as Chairman.

2 See https://www.listcorp.com/asx/smg/silver-metal-group-limited/news/silver-metal-group-presentation-3155454.html

3 See https://www.aspecthuntley.com.au/asxdata/20250310/pdf/02922783.pdf

The Offer represents an opportunity for Gold Basin shareholders to put Gold Basin’s poor share price performance, securities regulatory and stock exchange sanctions, financially damaging self-dealings, disregard for shareholder democracy and solvency issues behind them and embrace a combined entity with more focused management, greater financial strength, a well-positioned portfolio of mineral projects and far superior governance and regulatory compliance.

Support of Gold Basin Shareholders. Certain Gold Basin shareholders have entered into lock-up agreements pursuant to which they have agreed to deposit under the Offer all of the Gold Basin Shares held or to be acquired by them pursuant to the exercise of convertible securities, representing in the aggregate approximately 18% of the issued and outstanding Gold Basin Shares.

The Time to Act is Now. Tender Your Gold Basin Shares to the Offer Today.

Consider the benefits and take the simple steps needed to tender your Gold Basin Shares to the Offer as outlined in the Offer and Circular in the Circular – Acceptance of the Offer section.

The Offer expires at 5:00 p.m. (Toronto time) on December 12, 2025.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, the information agent for the Offer, at 1-877-452-7184 (North American Toll-Free Number) or +1 416-304-0211 (Outside North America) or via email at assistance@laurelhill.com.

Conditions of the Offer

As set out in further detail in the Offer and Circular, the Offer is subject to certain conditions being satisfied or, where permitted, waived at or prior to 5:00 p.m. (Toronto Time) on December 12, 2025 (the “Expiry Time”) or such earlier or later time during which Gold Basin Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension(s) thereafter, including, among other things, that: (a) there shall have been validly deposited under the Offer and not withdrawn that number of Gold Basin Shares that represent more than 50% of the outstanding Gold Basin Shares, excluding any Gold Basin Shares beneficially owned, or over which control or direction is exercised, by CANEX or by any person acting jointly or in concert with CANEX; (b) the Partial Revocation Order shall remain in force and effect or CANEX shall have determined, in its reasonable judgment, that the Cease Trade Order has been revoked, in whole or in part, on terms and conditions which do not cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to CANEX of the Gold Basin Shares under the Offer, the issuance and delivery of the CANEX Shares for Gold Basin Shares taken up and paid for by CANEX, the right of CANEX to own or exercise full rights of ownership over the Gold Basin Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction (as such terms are defined in the Offer and Circular); (c) not less than 66⅔% of the outstanding Gold Basin Shares, on a fully diluted basis, having been validly deposited under the Offer and not withdrawn at the Expiry Time of the Offer; (d) CANEX shall have determined, in its reasonable judgment, that the Helix Farm-In Agreement has been terminated; (e) CANEX shall have determined, in its reasonable judgment, that the proceeds of the Charrua Capital Loan (as defined in the Offer and Circular) have been used as publicly disclosed by Gold Basin prior to the date of the Offer, and that the Charrua Capital Loan is on an arm’s-length basis; (f) CANEX shall have determined, in its reasonable judgment, that there does not exist and there shall not have occurred or been publicly disclosed since October 1, 2024, a Material Adverse Effect (as defined in the Offer and Circular); (g) each of the Regulatory Approvals (as defined in the Offer and Circular) that CANEX considers necessary or desirable in connection with the Offer shall have been obtained and each such approval shall be in full force and effect; and (h) other customary conditions, each as more particularly described in the Offer and Circular.

Subject to the terms and conditions of the Offer, CANEX will take up Gold Basin Shares immediately following the Expiry Time and pay for the Gold Basin Shares deposited under the Offer as soon as possible, but in any event not later than three business days after taking up such Gold Basin Shares.

Subject to applicable law, CANEX reserves the right to withdraw, vary the terms of, extend, or terminate the Offer and to not take up and pay for any Gold Basin Shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived, as applicable, at or prior to the Expiry Time.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor, and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing it’s 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert

President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. Notice

This Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer materials, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, in accordance with applicable law.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Offer or passed upon the adequacy or accuracy of the Offer Documents. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “will”, “may”, “intends”, “believes” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things, the Offer; the satisfaction of the conditions of the Offer; the anticipated successful completion of the Offer; the process and timing for obtaining the Regulatory Approvals; the expected Expiry Time; the anticipated effect of the Offer; CANEX’s plans for Gold Basin if the Offer is successful; the expected benefits to Gold Basin shareholders of tendering their Gold Basin Shares to the Offer; whether the Cease Trade Order and the Halt will be revoked; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; the risk that the conditions of the Offer will not be met or met or a timely basis; the ability to obtain regulatory approvals (including approval of the TSXV the Offer; and those described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.